Filed by Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under

the Securities and Exchange Act of 1934, as amended

Subject Company: Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

Commission File No. 333-185483

PROXY LITE MESSAGE:

Cohen & Steers MLP Income and Energy Opportunity Fund, Inc.

“Hello, this is Joe Harvey, President of Cohen & Steers and Director of Cohen & Steers MLP Income and Energy Opportunity Fund, calling you with an important message concerning your investment with the Fund. The special meeting of stockholders was adjourned to June 30th in order to obtain the number of votes needed for the proposal to pass.

You should have received proxy information related to the meeting over the past few weeks. These packages, or possible phone calls, included instructions on how you can easily vote your shares by mail, over the phone or online. We ask that you vote as soon as possible. When you vote promptly, it saves time, money, and energy by helping us avoid sending you the materials again or calling to request your vote.

Your vote is very important. Based on an assessment of a variety of factors, including the challenging fundamental and market environment that closed-end MLP funds have faced for the last several years, as well as a review of potential alternatives, we believe a vote in favor of the liquidation and dissolution of MLP Income and Energy Opportunity Fund would benefit stockholders of the Fund.

The Board of Directors has recommended a vote FOR the proposal and we need your vote.

Let your voice be heard by casting your vote today. You may vote your shares now by pressing 1 at any time to be immediately connected with a proxy voting specialist. You may also reach us by calling our toll free number at 855-200-8122 and a proxy voting specialist will assist you. Specialists are available Monday through Friday, 9AM to 10PM Eastern time. Voting takes just a few moments and will benefit all stockholders.

We sincerely appreciate your investment with Cohen & Steers and thank you in advance for your vote – have a great day.

The proxy materials sent to you contain important information regarding the proposal that you and other stockholders are being asked to consider. Please read the materials carefully. Copies of the Proxy and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Proxy and other documents filed with the SEC can be obtained by visiting the Fund’s website at www.cohenandsteers.com or by calling 866 227 0757.